100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2014-07

POLYMET FINAL EIS “EARLY SPRING” 2015
MINNESOTA DNR SAYS “GETTING IT RIGHT” IS HIGHEST PRIORITY

St. Paul, Minn., October 8, 2014 – PolyMet Mining Corp. (“PolyMet” or the “Company”) TSX: POM; NYSE MKT: PLM – is pleased to report that the Minnesota Department of Natural Resources is working toward an “early spring” 2015 completion of the final Environmental Impact Statement for the Company’s NorthMet project.

“My goal is to have the EIS out the door early next spring,” DNR Commissioner Tom Landwehr told about 80 elected officials representing cities and towns across Minnesota’s Iron Range who gathered this week for a mining forum in Virginia, Minn. The forum was sponsored by the Range Association of Municipalities and Schools.

Commissioner Landwehr, Pollution Control Agency Commissioner John Linc Stine and Iron Range Resources and Rehabilitation Board Commissioner Tony Sertich also addressed the forum. The commissioners emphasized that getting the final EIS right will help the subsequent permitting process run more smoothly.

Commisioner Landwehr said getting to the final EIS “will require that a lot of things fall into place,” adding that the DNR will continue its coordination with the co-lead agencies and its sister state agencies to produce the final EIS. DNR will be “looking for any efficiencies between the agency and the company…to cut that time as short as possible,” he said.

PolyMet must obtain a number of state and federal permits, including air and water discharge permits from the state Pollution Control Agency prior to construction. PCA Commissioner Stine said his agency aims to come to a decision on those permits within 150 days of application in accordance with state law.

“We appreciate the tremendous amount of work and resources the agencies are devoting to ensure the final EIS is thorough and responds appropriately to the public comments on the draft EIS. There is an enormous amount of hard work going into this critically important final phase of the environmental review,” said Jon Cherry, PolyMet president and CEO.

“The commissioners’ stated goals give us optimism the EIS can be finalized by early spring and we can have permits in place during the 2015 construction season in northern Minnesota,” Cherry said. The project will generate about two million construction hours over a 15-month period, while the long-term benefits include creation of more than 900 direct and indirect jobs and $515 million annually in economic benefit to the region.

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About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:       "Jon Cherry"
                _________________________
                Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2014 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and six months ended July 31, 2014 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.